SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          ----------------------------

                                  SCHEDULE TO/A
            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                          ----------------------------
                           GERBER CHILDRENSWEAR, INC.
                       (Name of Subject Company (issuer))

                                  CRADLE, INC.,
                  a wholly-owned subsidiary of Kellwood Company
                                       and
                                KELLWOOD COMPANY
                       (Name of Filing Persons (offeror))

                     Common Stock, Par Value $0.01 Per Share

                 Class B Common Stock, Par Value $0.01 Per Share
                        (Title of Classes of Securities)
                                    373701101
                                 (Common Stock)
                      (CUSIP Number of Class of Securities)
                                  Hal J. Upbin
                            Chairman, President & CEO
                                Kellwood Company
                              600 Kellwood Parkway
                               St. Louis, MO 63017
                                 (314) 576-3100

   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                   Copies to:

         Thomas H. Pollihan                     Frederick W. Axley, P.C.
Senior Vice President, Secretary and           McDermott, Will & Emery
          General Counsel                  227 West Monroe Street, Suite 4700
          Kellwood Company                      Chicago, Illinois 60606
        600 Kellwood Parkway                       (312) 372-2000
        St. Louis, MO 63017
           (314) 576-3100

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which this statement relates:

      [x]    third party tender offer        [ ]    going-private transaction
             subject to Rule 14d-1                     subject to Rule 13e-3

      [ ]    issuer tender offer             [ ]    amendment to Schedule 13D
             subject to Rule 13e-4                     under Rule 13d-2

    Check the following box if the filing is a final amendment reporting the results of the tender offer. [ X ]

       This Amendment No. 2 (the "Amendment") amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed initially with the Securities and Exchange Commission on May 24, 2002 and amended by Amendment No. 1 thereto filed on June 20, 2002, by Cradle, Inc. ("Cradle"), a Delaware corporation, and Kellwood Company, a Delaware corporation ("Kellwood"), of which Cradle is a wholly owned subsidiary, relating to the third party tender offer by Cradle to purchase all of the issued and outstanding shares of (i) Common Stock, par value $0.01 per share, of Gerber Childrenswear, Inc., a Delaware corporation ("Gerber") and (ii) Class B Common Stock, par value $0.01 per share, of Gerber, for consideration consisting of a combination of Kellwood common stock, par value $.01 per share, and cash with a value of $6.85 per share, comprised of at least $3.42 in cash, net without interest, and up to $3.43 in value of shares of Kellwood Common Stock (together with the associated preferred stock purchase rights), upon the terms and subject to the conditions set forth in the Preliminary Prospectus dated May 23, 2002, as amended on June 20, 2002 (the "Preliminary Prospectus") and in the related Letter of Transmittal which are Exhibits (a)(1)(i) and (a)(1)(ii) to the Schedule TO.

       The information set forth in the Prospectus and the related Letter of Transmittal is incorporated herein by reference in response to Items 1 - 11 of this Schedule TO.


ITEM 11. ADDITIONAL INFORMATION

         Item 11 of the Schedule TO is hereby amended and supplemented to add to the end thereof the following:

         On Monday, June 24, 2002, Kellwood issued a press release filed as Exhibit (a)(5)(vii) hereto announcing the expiration of the Offer. The Offer expired at midnight, New York City time, on Friday, June 21, 2002. All shares validly tendered (and not withdrawn) prior to the expiration of the Offer have been accepted for payment and will be exchanged promptly for 0.11823 shares of Kellwood Common Stock and $3.42 in cash per share of Gerber Common Stock and Class B Common Stock. Approximately 18,723,130 shares were tendered and not withdrawn. In addition, 376,091 shares were tendered pursuant to notices of guaranteed delivery. Together, this represents approximately 96.4 percent of the total number of Gerber shares outstanding. The information in the above referenced press release is incorporated herein by reference.

ITEM 12.  EXHIBITS.

       Item 12 is hereby amended to add the following exhibit:

       (a)(5)(vii)  Press release issued by Kellwood on June 24, 2002.

       SIGNATURE

       After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  KELLWOOD COMPANY


                                  By: /s/ Thomas H. Pollihan
                                     ---------------------------------------
                                     Thomas H. Pollihan
                                     Senior Vice President, Secretary and
                                     General Counsel


                                  CRADLE, INC.



                                  By: /s/ Thomas H. Pollihan
                                     ---------------------------------------
                                     Thomas H. Pollihan
                                     Vice President, Secretary and
                                     General Counsel



Dated: June 24, 2002.